SEC MAIL PROCESSING SECTION
RECEIVED
DEC 13 2013
WASH, D.C.
193

SECU 13025998 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68282

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2012 AND ENDING September 30, 2013
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pierpont Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

281 Tresser Blvd 9th floor
(No. and Street)

Stamford (City) CT (State) 06901 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul Vitale 203 428-2575
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLC
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Yuen Na Chun, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pierpont Securities LLC, as of September 30, 2013, 20_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Jennifer M Martin
Notary Public-Connecticut
My Commission Expires
June 30, 2015

Signature

Financial & Operations Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

pwc

Pierpont Securities LLC and Subsidiaries

Consolidated Statement of Financial Condition
September 30, 2013

Pierpont Securities LLC and Subsidiaries
Index
September 30, 2013

pwc

Independent Auditor's Report

To the Member of Pierpont Securities LLC

We have audited the accompanying consolidated statement of financial condition of Pierpont Securities LLC and its subsidiaries as of September 30, 2013.

Management's Responsibility for the Consolidated Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the consolidated statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the consolidated statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the consolidated statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Pierpont Securities LLC and its subsidiaries at September 30, 2013 in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

December 9, 2013

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Pierpont Securities LLC and Subsidiaries
Consolidated Statement of Financial Condition
Year Ended September 30, 2013

Assets	
Cash and cash equivalents	$ 252,595,168
Cash and securities segregated under federal regulations	10,000,000
Securities borrowed	764,927,560
Securities purchased under resale agreements at fair value, net	7,945,472,137
Deposits at clearing organizations	193,686,787
Receivable from broker-dealers and clearing organizations, net	114,208,152
Receivable from customers	1,408,137
Financial instruments owned, at fair value, (including securities pledged of $1,702,999,248)	1,808,972,297
Fixed assets and leasehold improvements, net	1,964,117
Accrued interest receivable	8,613,809
Due from affiliate	1,085,260
Security deposits	763,554
Other assets	1,606,135
Total assets	$ 11,105,303,113
Liabilities	
Securities loaned	$ 191,194,136
Securities sold under repurchase agreements at fair value, net	9,949,678,798
Payable to broker-dealers and clearing organizations, net	176,470,717
Payable to customers	47,704
Securities sold, not yet purchased, at fair value	588,904,666
Accrued interest payable	3,984,445
Other liabilities	27,807,193
Total liabilities	10,938,087,659
Commitments (Note 11)	
Member's Equity	
Member's equity	167,215,454
Total liabilities and member's equity	$ 11,105,303,113

The accompanying notes are an integral part of this consolidated financial statement.

1. Organization and Nature of Business

Pierpont Securities LLC ("PSL") together with its subsidiaries (collectively the "Company") is principally engaged in the purchase, sale and financing of fixed income securities, primarily US government securities, US government agency debentures, US Agency mortgage-backed pass-through securities, corporate debentures and exchange traded derivatives. The Company also trades for its own account and during 2013 was engaged in the capital markets and advisory services business. The Company's customers are institutional and middle market enterprises including asset managers, hedge funds, mutual funds and regional financial institutions. PSL is a registered broker-dealer under the Securities Exchange Act of 1934 ("Exchange Act") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company, headquartered in Stamford, Connecticut, is wholly owned by Pierpont Capital Holdings LLC (the "Parent Company" or the "Member") which is owned by external private equity investors, the founding members and Pierpont Employee Investments LLC (PEIL). PEIL is owned by certain qualified employees of the Parent Company. On February 3, 2010, the Parent Company received $200,000,000 in commitments from the external private equity investors, all of which has been drawn as of September 30, 2011. The Parent Company has contributed $212,548,977 of capital contributions to the Company as of September 30, 2013. No member shall be entitled to borrow or withdraw any amount from the Parent Company without the prior written approval of the Board of the Parent Company. Refer to footnote 15 for further withdrawal restrictions.

On October 17, 2012, PSL acquired for cash in the amount of $32,348,944, 100% of the shares of Cortview Capital Holdings Inc., which was renamed Pierpont Capital Advisors, Inc. ("PCA, Inc."). PCA, Inc. is the parent company of Cortview Capital Securities LLC, a privately-held national fixed-income, middle market broker-dealer. Cortview Capital Securities LLC was renamed Pierpont Capital Advisors LLC ("PCA"). During 2013, the trading operation of PCA was reorganized into PSL. On September 30, 2013, PCA filed with its regulators a request for full withdrawal as a registered broker-dealer. PCA, Inc. and PCA are in the process of liquidation.

2. Significant Accounting Policies

Basis of Presentation

The Company's consolidated statement of financial condition includes the accounts of the Company and all of its majority owned subsidiaries. All material intercompany balances have been eliminated. The Company's consolidated statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of the consolidated statement of financial condition is in conformity with GAAP which requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Although these assumptions are based on the best available information, actual results may be different from these estimates.

Cash and Cash Equivalents
Cash and cash equivalents as of September 30, 2013 are comprised of cash in bank accounts totaling $252,595,168. Cash equivalents represent money market investments with maturities of three months or less. The money market funds invest in US government securities or US government agency securities. As of September 30, 2013, there were no funds held in money market funds.

At September 30, 2013, $10,000,000 has been segregated in a special reserve bank custody account for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act.

At September 30, 2013, $236,900,146 of cash and cash equivalents and the $10,000,000 of segregated cash were deposited with one financial institution.

Fixed Assets
Fixed assets are carried at cost, net of accumulated depreciation. Furniture and equipment are depreciated on a straight-line basis over the estimated useful life of the asset of three to five years. Leasehold improvements are depreciated on a straight-line basis over the lesser of the estimated useful life of the asset or the remaining term of the related lease. Computer equipment and software are depreciated on a straight-line basis over the estimated useful life of the asset of three years.

Goodwill and Intangibles
The acquisition method of accounting is used to account for all business combinations regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary comprises the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the group. The consideration transferred also includes the fair value of any contingent consideration arrangement and the fair value of any pre-existing equity interest in the subsidiary.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date.

The excess of the consideration transferred and the amount of any noncontrolling interest in the acquiree over the fair value of the group's share of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the acquired subsidiary and the measurement of all amounts has been reviewed, the difference is recognized directly in the income statement as a bargain purchase.

The Company performs impairment testing of goodwill at least annually as of April 30 unless indicators of impairment exist in the interim period. The impairment test of goodwill uses a two-step approach, which is performed at the reporting unit level. Step one compares the fair value of the reporting unit (calculated using the asset approach) to its carrying value. If the carrying value exceeds the fair value, there is a potential impairment and step two is performed. Step two compares the carrying value of the reporting unit's goodwill to its implied fair value. If the carrying value of goodwill exceeds its implied fair value, the excess is required to be recorded as an impairment.

Security Deposits
Security deposits of $763,554 at September 30, 2013 have been deposited under operating lease agreements on five of the Company's facilities.

Other Assets and Other Liabilities

Other assets primarily represent prepaid expenses including employee compensation and benefits.

Other liabilities include accrued expenses and cash collateral received from counterparties. Cash bonuses guaranteed to employees as part of employment contracts are accrued over the service period.

Financial Instruments Owned and Securities Sold, Not Yet Purchased, at Fair Value

The sales and trading of financial instruments are recorded on the trade date. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are reported net in the consolidated statement of financial condition. Financial instruments owned and securities sold, not yet purchased, are stated at fair value.

Collateralized Agreements

Transactions involving borrowed securities, securities loaned, securities purchased under resale agreements ("resale agreements") or securities sold under agreements to repurchase ("repurchase agreements") are accounted for as collateralized agreements or financings. The Company elected to account for its resale and repurchase agreements at fair value under the fair value option. For further discussion, please refer to footnote 6 of the consolidated statement of financial condition. Securities borrowed and securities loaned are recorded at the amount of cash collateral deposited or received. It is the policy of the Company to obtain possession of collateral with a fair value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

The Company has pledged $1,702,998,248 of its financial instruments owned to counterparties that have the right to repledge these securities. The Company has no financial instruments pledged to counterparties that do not have the right to repledge the securities.

The Company has the right to sell or repledge all of the securities it has received under securities borrowed and securities resale agreements. These repledged securities have been used in the normal course of business.

At September 30, 2013, the Company has securities borrowed, resale agreements, securities loaned and repurchase agreements as follows:

	Securities Borrowed	Resale Agreements
Gross balance	$ 950,917,030	$ 26,345,756,338
Market value of collateral received	939,743,020	26,680,948,372

	Securities Loaned	Repurchase Agreements
Gross balance	$ 377,183,606	$ 28,362,739,960
Market value of collateral pledged	375,076,301	28,351,454,414

Please refer to footnote 5 about the Company's netting policy. The Company's counterparties to its repurchase agreements have the right by contract to sell or re-pledge the Company's pledge securities. At September 30, 2013, the Company had off-balance sheet forward commitments to enter into resale and repurchase agreements in the amounts of $2,812,250,000 and $5,847,375,000, respectively.

Income Taxes
No federal or state income taxes have been provided for as PSL is a limited liability company whereby it is not liable for federal or state income tax payments.

PSL's corporate subsidiary PCA Inc. has operated at a loss since inception and, as a result of the liquidation process of PCA Inc., all deferred tax assets have been written-off as the benefits from the related net operating losses will not be realized.

Equity Based Compensation
The Company measures and recognizes equity based compensation for all equity awards based on their estimated fair value as measured on the grant date. See Footnote 14 for further information on equity based compensation.

3. Receivable from and Payable to Broker-Dealers and Clearing Organizations

At September 30, 2013, receivable from and payable to broker-dealers consist of the following:

	Receivable	Payable
Fails to deliver/receive	$ 108,228,409	$ 132,194,137
Due to clearing broker	-	29,553,797
Payable related to pending trades, net	-	13,569,760
Accrued interest	5,979,743	1,153,023
	$ 114,208,152	$ 176,470,717

The Company has an agreement with Pershing LLC (the "Clearing Broker") to clear certain customers' securities transactions on a fully disclosed basis. The agreement also includes provisions related to proprietary accounts of introducing brokers and dealers ("PAIB"). The agreement provides for clearing charges at a fixed rate multiplied by the number of trades executed by the Company. Amounts due to the clearing broker consist primarily of the net funds from the settlement of trades and clearing and funding charges.

4. Receivable from and Payable to Customers

Receivable from customers of $1,408,137 represents debit balances related to securities trades which have reached the contractual settlement date.

Payable to customers of $47,704 includes excess cash collateral received related to off-balance sheet transactions of $27,734 and credit balances related to securities trades which have reached the contractual settlement date of $19,970.

5. Clearing Arrangement with FICC and Concentration of Credit Risk

The Company is a netting member of the Government Securities Division of the Fixed Income Clearing Corporation ("FICC"), an industry clearinghouse for resale and repurchase transactions. Throughout each business day, for every trade submitted to and matched by FICC, the transaction is novated to FICC and FICC becomes the Company's counterparty.

At September 30, 2013, included in the securities purchased under resale agreements, net and securities sold under agreements to repurchase, net on the consolidated statement of financial condition are amounts under contracts with the FICC and with Non FICC counterparties. The table below reflects the gross amounts related to these contracts and the netting applied in accordance with applicable accounting guidance at September 30, 2013:

	Resale Agreements	Repurchase Agreements	Accrued Interest Receivable	Accrued Interest Payable
Gross balance - FICC	$ 19,558,607,624	$ 25,079,077,008	$ 6,455,068	$ 6,913,528
Netting	(17,709,446,250)	(17,709,446,250)	(5,759,002)	(5,759,002)
Net balance - FICC	1,849,161,374	7,369,630,758	696,066	1,154,526
Gross balance - Non FICC	6,795,454,713	3,284,227,952	5,255,270	6,461
Netting	(706,710,275)	(706,710,275)	(6,501)	(6,501)
Net balance - Non FICC	6,088,744,438	2,577,517,677	5,248,769	(40)
Unrealized gains (losses)	7,566,325	(2,530,363)	-	-
	$ 7,945,472,137	$ 9,949,678,798	$ 5,944,835	$ 1,154,486

At September 30, 2013, the Company has pledged $25,075,585,328 of its securities related to the Company's repurchase agreements to FICC. The Company has pledged $3,275,869,086 of its securities related to repurchase agreements with Non FICC counterparties.

Securities borrowed and securities purchased under resale agreements are collateralized by obligations of the U.S. government and its agencies.

At September 30, 2013, included in the securities borrowed and securities lent on the consolidated statement of financial condition are amounts under contracts with Non FICC counterparties. Netting applied to the Non FICC securities borrowed and securities lent was $185,989,470.

6. Fair Value Option for Resale and Repurchase Agreements

Accounting for financial assets and financial liabilities provides an option that allows entities to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. The election is made on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The Company has elected the fair value option for resale agreements and for repurchase agreements. This option has been elected as the Company believes that its overall performance is more accurately measured when term resale and repurchase agreements are reported at their fair values. At September 30, 2013, resale agreements and repurchase agreements had unrealized gains of $7,566,325 and unrealized losses of $2,530,363, respectively.

7. Fair Value

Fair Value Measurement
The guidance for fair value measurements defines fair value, establishes a framework for measuring fair value and establishes a hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements. The Company's financial instruments owned, at fair value, and financial instruments sold, but not yet purchased, at fair value, are reflected in the consolidated statement of financial condition on a trade date basis. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell an asset or transfer a liability occurs in the principal market for the asset and liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three broad levels of the fair value hierarchy are described below:

Level 1 — Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 — Inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 — Inputs are unobservable for the asset or liability and rely on management's own judgments about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs are developed based upon the best information available and may include the Company's own data.

The fair values of certain financial instruments including cash, receivables from and deposits with clearing organizations and broker-dealers, receivable from and payable to customers, accrued interest receivable, payables to broker-dealers, and accrued payables are considered to approximate their respective carrying values due to their liquidity and short-term nature.

Determination of Fair Value
The following is a description of the Company's valuation methodologies for assets and liabilities measured at fair value.

Resale and Repurchase Agreements
To estimate the fair value of resale and repurchase agreements, cash flows are first evaluated taking into consideration the value and relative availability of the underlying collateral which are then discounted using the appropriate market rates for the applicable maturity. As the inputs into the valuation are primarily based upon readily observable pricing information, such resale and repurchase agreements are classified within Level 2 of the valuation hierarchy.

Securities and Exchange Traded Futures and Options
Where quoted prices for identical securities are available in an active market, instruments are classified in Level 1 of the valuation hierarchy. Level 1 instruments include highly liquid government bonds, and exchanged traded futures and options, for which there are quoted prices in active markets.

If quoted market prices are not available for the specific position, the Company may estimate the value of such instruments using a combination of observed transaction prices, independent pricing services and relevant broker quotes. These transactions are classified within Level 2 of the valuation hierarchy.

The following table presents the investments carried on the consolidated statement of financial condition by level within the hierarchy as of September 30, 2013.

	Level 1	Level 2	Level 3	September 30, 2013
Financial instruments owned, at fair value				
U.S. Treasury securities	$ 129,110,041	$ -	$ -	$ 129,110,041
U.S. Government agency securities	296,658,574	1,095,610,127	-	1,392,268,701
Corporate debt securities	-	228,675,278	-	228,675,278
Exchange traded options	76,564	-	-	76,564
Forward settling trades	-	58,841,713	-	58,841,713
	$ 425,845,179	$ 1,383,127,118	$ -	$ 1,808,972,297
Resale agreements	$ -	$ 7,945,472,137	$ -	$ 7,945,472,137
Securities sold, not yet purchased, at fair value				
U.S. Treasury securities	$ 283,220,625	$ -	$ -	283,220,625
U.S. Government agency securities	109,443,163	107,907	-	109,551,070
Corporate debt securities	-	118,433,556	-	118,433,556
Exchange traded options	6,250	-	-	6,250
Loss on forward settling trades	-	77,693,165	-	77,693,165
	$ 392,670,038	$ 196,234,628	$ -	$ 588,904,666
Repurchase agreements	$ -	$ 9,949,678,798	$ -	$ 9,949,678,798

8. Derivatives

Derivative contracts are financial instruments whose value is based upon the value of the underlying asset, index, reference rate or any combination of these factors. The Company uses exchange-traded options and futures as part of its trading business. In addition, the Company enters into forward settling securities trades. The Company's activities in forward settling trades include transactions in securities that are to be announced ("TBAs") and transactions in which the settlement date is a date beyond the time generally established by regulations or conventions in the market place or exchange in which the transaction is executed. These financial instruments expose the Company to varying degrees of market and credit risk. The Company records its derivative trading activities at fair value. The Company does not hold any derivatives designated in a formal hedge relationship under derivatives and hedge accounting.

	September 30, 2013		
	Notional Value	**Asset Derivatives**	**Liability Derivatives**
Exchange traded futures	$ 1,639,400,000	$ -	$ -
Exchange traded options	2,030,000,000	76,564	6,250
Forward trades	16,395,690,620	58,841,713	77,693,165
	$ 20,065,090,620	$ 58,918,277	$ 77,699,415

9. Fixed assets and Leasehold Improvements, Net

Fixed assets and leasehold improvements, net consisted of the following at September 30, 2013:

	Cost	**Accumulated Depreciation and Amortization**	**Fixed Assets and Leasehold Improvements, Net**
Computer equipment and software	$ 5,718,527	$ (4,712,547)	$ 1,005,980
Leasehold improvements	1,513,775	(891,210)	622,565
Furniture and office equipment	678,359	(342,787)	335,572
	$ 7,910,661	$ (5,946,544)	$ 1,964,117

10. Goodwill and Intangibles

On October 17, 2012, PSL acquired for cash, 100% of the shares of Cortview Capital Holdings Inc., the parent company of Cortview Capital Securities LLC (Cortview), a privately-held national, fixed-income, middle-market broker-dealer. Cortview Capital Securities LLC was renamed Pierpont Capital Advisors LLC (PCA). The combination was executed to create a broker-dealer that offers a full suite of fixed income products, as well as a diverse range of sophisticated finance, capital markets and advisory services. The major assets and liabilities acquired included financial instruments owned of $405.8 million, fixed assets of $1.6 million, security deposits of $0.4 million, securities sold, not yet purchased of $343.0 million, payable to broker-dealers of $30.4 million, accrued expenses and other liabilities of $5.3 million. The transaction was recorded using the acquisition method of accounting and resulted in the recognition of goodwill of $3.2 million. During 2013, the Company engaged an independent valuation specialist to evaluate the goodwill for impairment. The results of this evaluation determined the goodwill to be fully impaired. Intangible assets acquired related to PCA's customer relationships were not significant.

11. Commitments

The Company has obligations under five operating lease agreements related to its facilities with initial noncancelable terms in excess of one year. The leases range in length up to five years. Aggregate annual rentals for office space over the Company's fiscal years are listed below:

Twelve Months Ended September 30,		
2014	$	1,184,876
2015		1,142,211
2016		270,852
	$	2,597,939

The Company has entered into employment contracts in which the Company agreed to make guaranteed cash payments totaling $1,449,000 to be paid as follows:

Twelve Months Ended September 30,		
2014	$	1,149,000
2015		300,000
	$	1,449,000

Representations and Warranties
In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's potential exposure under the arrangements would involve potential future claims that may be made against the Company that have not yet occurred. However, the Company expects the risk of loss to be remote based on currently available information.

In the normal course of business, the Company may be named as a defendant in certain litigation, arbitrations and regulatory actions arising out of its activities as a broker-dealer in securities. Management believes, based on information currently available, that the results of such actions will not have a material adverse effect on the Company's financial condition.

12. Off-Balance Sheet Risk

In the normal course of business, the Company's securities activities involve execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance sheet credit and market risk in the event customers or other counterparties are unable to fulfill their contractual obligations. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

As part of its normal brokerage activities, the Company may sell securities not yet purchased. Securities sold, but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and thereby creating a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amount recognized in the consolidated statement of financial condition. Securities positions are monitored on a daily basis.

13. Related Parties

The Parent Company, the Company and Pierpont Financial Services LLC, ("PFS"), an affiliate, have entered into a service level agreement ("SLA") whereby the Parent Company incurs the costs of personnel, insurance, office facilities, computer equipment, software and other services. The Company and PFS reimburse the Parent Company for these costs under the SLA.

At September 30, 2013, the consolidated statement of condition includes $1,085,260 in due from affiliate which represents advances to the Parent Company related to the reimbursement of future expenses under the SLA.

In addition, the Company provides PFS with clearing services, the use of its Stamford office facility, computer equipment, software and other services.

At September 30, 2013, there were securities borrowed and securities loan transactions between the Company and PFS of $404,263,701 and $185,989,470, respectively.

Refer to footnote 1 for additional related party disclosures.

14. Equity Based Compensation

The Parent Company has a restricted equity incentive plan which, through PEIL, provides for the grant of restricted Common units and Preferred units to eligible persons as incentives and rewards to encourage recipients to participate in the long term success of the Company. The number of units awarded to any eligible person and the strike price per Common unit is determined by the Compensation Committee in accordance with the Parent Company's LLC Agreement. As of September 30, 2013 there were 32,083 of Common Units and 5,070 of Preferred Units authorized and 29,041 of Common Units and 2,028 of Preferred Units available for issuance under the restricted equity incentive plan. The available units as of September 30, 2013 include 10,747 of Common Units and 362 of Preferred Units that are earmarked for specific employees.

During the year ended September 30, 2013, there were no grants of Common Units or Preferred Units as noncash compensation to employees of the Company. Shares previously granted are subject to vesting schedules and resale restrictions as set forth in the restricted equity incentive plan. Compensation equivalent to the market value of the units at the date of grant is being amortized over vesting periods as determined by the Compensation Committee and specified in the Award agreements. For the year ended September 30, 2013, the vested amount of $219,580 was allocated by the Parent Company to the Company and also recorded as a capital contribution.

15. Regulatory Requirements

PSL is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. PSL has elected to use the alternative method, permitted by the rule, which requires that it maintain minimum net capital, equal to the greater of $250,000 or 2% of aggregate debit balances, as defined. This rule allows for a flow-through benefit from subsidiaries equal to the net capital in excess of limitations as defined in the rule. At September 30, 2013, PSL had net capital, as defined, of $136,096,327, which exceeded its minimum requirement of $250,000 by $135,846,327. Proprietary balances if any held at the Company's clearing broker ("PAIB assets") are considered allowable assets for net capital purposes, pursuant to an agreement between the Company and the clearing broker, as the clearing broker performs a computation of PAIB assets and segregates certain balances on behalf of the Company, as applicable.

At September 30, 2013, assets and liabilities of $42,204,715 and $1,124,980, respectively, were in the Company's consolidated statement of financial condition but are not included in PSL's stand-alone statement of financial condition as reported in Form x-17A-5 Part IIA FOCUS Report.

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Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5(g)(1)

To the Member of Pierpont Securities LLC:

In planning and performing our audit of the consolidated financial statements of Pierpont Securities LLC (the "Company") as of and for the year ended September 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

pwc

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

December 9, 2013

PCA is also subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires that it maintain minimum net capital, equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. At September 30, 2013, PCA had net capital, as defined, of $38,230,363, which exceeded its minimum requirement of $157,717 by $38,072,646.

PSL is also subject to Rule 15c3-3 of the Securities and Exchange Commission. At September 30, 2013, PSL computed the reserve requirement for customers and was required to segregate $77,195 in the special reserve bank account for the exclusive benefit of customers. At September 30, 2013 the amount held on deposit in the special reserve bank account was $10,000,000.

PCA is exempt from Rule 15c3-3 of the Securities and Exchange Commission under subparagraph (k)(2)(ii).

The regulatory requirements referred to above also restrict the Parent's ability to withdraw capital from PSL. Prior written notification and approval from the regulators is required for withdrawals exceeding 30 percent of PSL's excess net capital and also where PSL's net capital would be less than 25 percent of deductions from net worth in computing net capital.